UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42153

TOYO Co., Ltd

5F, Tennoz First Tower

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Announcement of Completion of the Business Combination and Planned Trading of the Company’s Ordinary Shares on Nasdaq

On July 1, 2024, TOYO Co., Ltd (the “Company”) issued a press release announcing the completion of business combination between Vietnam Sunergy Cell Company Limited, a wholly-owned subsidiary of the Company, and Blue World Acquisition Corporation, and that the ordinary shares of the Company are expected to commence trading on Nasdaq Stock Market on July 2, 2024.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 1, 2024

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Junsei Ryu
Name:	Junsei Ryu
Title:	Director and Chief Executive Officer

Date: July 2, 2024

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